UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                    For Period Ended: December 31, 2010

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                        PART I -- REGISTRANT INFORMATION

                       COMMISSION FILE NUMBER: 814-00710

                        :    REGAL ONE CORPORATION
                            Full Name of Registrant

             1130 West Olympic Blvd, Suite 800, Los Angeles, CA 90064
                     Address of Principal Executive Office


                      PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |(a) The reasons described in reasonable detail in Part III of this
      |    form could not be eliminated without unreasonable effort or expense.
      |
      |(b) The subject annual report, semi-annual report, transition report
      |    on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
      |    will be filed on or before the fifteenth calendar day following the
 [X]  |    prescribed due date; or the subject quarterly report of transition
      |    report on Form 10-Q, or portion thereof will be filed on or before
      |    the fifth calendar day following the prescribed due date; and
      |
      |(c) The accountant's statement or other exhibit required by Rule 12b-
      |    25(c) has been attached if applicable.

                             PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company's auditing firm needs additional time beyond March 31, 2011 to complete their review of the Company's records. Due to these recent events, the Registrant requests an extension of time to file its Form 10-K, as it could not complete the filing of its Form 10-K on or before the prescribed due date without unreasonable effort. The Company expects to file its Annual Report on Form 10-K on or before the fifteenth day following the prescribed due date for the registrant's Form 10-K.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of contact person in regard to this notification:
        Charles J. Newman            (480) 945-2885
             (Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).  [X] Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


REGAL ONE CORPORATION
(Name of Registrant)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2011
By:

/s/Charles J. Newman
Charles J. Newman
Chief Executive Officer and Chief Financial Officer
Chairman of the Board

Regal One Corporation